Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2017					2018
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)		[As Adjusted - Note 1]
North American vehicle volumes (including Mexico)		4.534	4.456	3.979	4.146	17.115	4.414	4.369	4.043	4.196	17.022

European vehicle volumes:
Western Europe		4.011	3.832	3.330	3.754	14.927	3.996	4.065	3.122	3.562	14.745
Eastern Europe		1.887	1.969	1.642	1.958	7.456	1.971	2.076	1.704	2.076	7.827
Total Europe		5.898	5.801	4.972	5.712	22.383	5.967	6.141	4.826	5.638	22.572

Asia volumes		12.665	11.533	12.139	14.049	50.386	12.530	12.321	11.758	13.195	49.804

China volumes		6.789	6.021	6.499	8.413	27.722	6.620	6.591	6.148	7.196	26.555

Complete Vehicle Assembly Volumes		0.008	0.021	0.022	0.027	0.078	0.041	0.033	0.034	0.037	0.145

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.756	0.744	0.798	0.787	0.771	0.790	0.775	0.765	0.756	0.772
1 Euro equals U.S. dollars		1.066	1.101	1.175	1.178	1.130	1.229	1.193	1.163	1.141	1.182
1 Chinese renminbi equals U.S. dollars		0.145	0.146	0.150	0.151	0.148	0.157	0.157	0.147	0.145	0.152

CONSOLIDATED STATEMENTS OF INCOME
Sales		8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827

Costs and expenses:
Cost of goods sold		7,457	7,745	7,488	8,205	30,895	9,293	8,795	8,253	8,714	35,055
Selling, general and administrative		416	409	406	437	1,668	396	434	403	431	1,664
Equity income		(67)	(54)	(45)	(87)	(253)	(87)	(72)	(62)	(56)	(277)

EBITDA	2	1,094	1,040	1,015	1,129	4,278	1,190	1,123	1,024	1,048	4,385
Depreciation and amortization		276	282	310	316	1,184	315	320	325	318	1,278

EBIT	3	818	758	705	813	3,094	875	803	699	730	3,107
Interest expense, net		19	11	20	20	70	21	23	23	26	93

Operating income	2	799	747	685	793	3,024	854	780	676	704	3,014
Other expense (income), net	2	6	3	2	28	39	3	(39)	2	97	63
Income from operations before income taxes		793	744	683	765	2,985	851	819	674	607	2,951
Income taxes		206	183	162	190	741	182	183	114	140	619

Net income		587	561	521	575	2,244	669	636	560	467	2,332
Income attributable to non-controlling interests		(10)	(13)	(9)	(16)	(48)	(9)	(10)	(6)	(11)	(36)
Net income attributable to Magna International Inc.		577	548	512	559	2,196	660	626	554	456	2,296

Adjusted net income attributable to Magna International Inc.	2	583	551	514	571	2,219	663	590	535	542	2,330

Diluted earnings per share:
Diluted		$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61
Adjusted Diluted		$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71

Weighted average number of Common Shares outstanding during the year (in millions):		383.4	379.5	370.4	362.3	373.9	359.9	354.1	343.0	333.2	347.5

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.7%	4.5%	4.6%	4.5%	4.6%	3.7%	4.2%	4.2%	4.3%	4.1%
EBITDA /Sales		12.3%	11.4%	11.5%	11.7%	11.7%	11.0%	10.9%	10.6%	10.3%	10.7%
EBIT /Sales		9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%
Operating income /Sales		9.0%	8.2%	7.7%	8.2%	8.3%	7.9%	7.6%	7.0%	6.9%	7.4%
Effective tax rate
Reported		26.0%	24.6%	23.7%	24.8%	24.8%	21.4%	22.3%	16.9%	23.1%	21.0%
Excluding Other expense (income), net of taxes		25.8%	24.5%	23.6%	26.0%	25.0%	21.3%	23.1%	20.0%	21.4%	21.5%

CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2017				2018
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
ASSETS	[As Adjusted - Note 1]
Current assets:
Accounts receivable	6,776	6,852	6,940	6,695	8,073	7,656	7,160	6,548
Inventories	3,242	3,472	3,609	3,542	3,564	3,600	3,580	3,403
Prepaid expenses and other	205	230	225	237	250	201	237	250
	10,223	10,554	10,774	10,474	11,887	11,457	10,977	10,201
Current liabilities:
Accounts payable and other accruals	8,603	8,440	8,698	8,876	9,855	9,048	8,847	8,597

Working capital	1,620	2,114	2,076	1,598	2,032	2,409	2,130	1,604
Investments	1,844	1,828	1,934	2,079	2,132	2,320	2,337	2,189
Fixed assets, net	7,130	7,462	7,741	8,176	8,204	8,026	7,743	8,095
Goodwill, other assets and intangible assets	3,390	3,589	3,693	3,775	3,837	3,684	3,467	3,527
	13,984	14,993	15,444	15,628	16,205	16,439	15,677	15,415

Net assets held for sale	-	-	-	-	-	-	568	541
Funds employed	13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956
FINANCING
Straight debt:
Short-term borrowings	488	868	457	259	262	1,123	1,291	1,098
Cash and cash equivalents	(831)	(666)	(783)	(726)	(769)	(626)	(884)	(684)
Long-term debt due within one year	152	138	102	108	114	120	231	201
Long-term debt	2,394	2,427	3,175	3,195	3,220	3,115	3,112	3,084
	2,203	2,767	2,951	2,836	2,827	3,732	3,750	3,699

Long-term employee benefit liabilities	679	719	739	670	691	659	592	597
Other long-term liabilities	291	290	248	326	340	314	291	400
Deferred tax liabilities, net	16	16	46	84	54	86	107	101
	986	1,025	1,033	1,080	1,085	1,059	990	1,098

Shareholders' equity	10,795	11,201	11,460	11,712	12,293	11,648	11,505	11,159
	13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956

ASSET UTILIZATION RATIOS
Days in accounts receivable	68.5	67.5	70.5	62.2	67.3	67.0	67.0	58.1
Days in accounts payable	103.8	98.1	104.5	97.4	95.4	92.6	96.5	88.8
Inventory turnover - cost of sales	9.2	8.9	8.3	9.3	10.4	9.8	9.2	10.2
Working capital turnover	22.0	17.3	17.1	24.2	21.2	17.1	18.1	25.3
Total asset turnover	2.5	2.4	2.3	2.5	2.7	2.5	2.5	2.6

CAPITAL STRUCTURE
Straight debt	15.8%	18.5%	19.1%	18.2%	17.4%	22.7%	23.1%	23.2%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	7.0%	6.8%	6.7%	6.9%	6.7%	6.4%	6.1%	6.9%
Shareholders' equity	77.2%	74.7%	74.2%	74.9%	75.9%	70.9%	70.8%	69.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	21.9%	23.5%	24.6%	23.3%	22.6%	27.2%	28.7%	28.2%
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)	23.4%	20.2%	18.3%	20.8%	21.6%	19.5%	17.8%	18.9%
Return on equity (Net income attributable to Magna International Inc. / Average shareholders' equity)	22.0%	19.9%	18.1%	19.3%	22.0%	20.9%	19.1%	16.1%
Adjusted Return on equity (Adjusted Net income attributable to Magna International Inc. / Average shareholders' equity)	22.2%	20.0%	18.2%	19.7%	22.1%	19.7%	18.5%	19.1%
Return on Invested Capital (Annualized after-tax operating profits / invested capital)	17.6%	15.7%	14.1%	15.2%	17.2%	16.0%	14.2%	12.4%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in millions) (Unaudited)

		2017					2018
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
		[As Adjusted - Note 1]
Operating activities
Net income		587	561	521	575	2,244	669	636	560	467	2,332
Items not involving current cash flows		274	373	352	316	1,315	363	303	339	534	1,539
		861	934	873	891	3,559	1,032	939	899	1,001	3,871
Changes in operating assets and liabilities		(404)	(376)	9	558	(213)	(455)	(472)	177	597	(153)

Cash provided from operating activities		457	558	882	1,449	3,346	577	467	1,076	1,598	3,718

Investment activities
Fixed asset additions		(323)	(421)	(380)	(751)	(1,875)	(243)	(379)	(381)	(647)	(1,650)
Investment in Lyft, Inc.		-	-	-	-	-	-	(200)	(20)	-	(220)
Increase in investments, other assets and intangible assets		(83)	(143)	(158)	(267)	(651)	(114)	(103)	(114)	(150)	(481)
Proceeds from disposition		142	14	71	105	332	29	48	76	70	223
Acquisitions		-	-	-	-	-	-	4	-	(152)	(148)
Proceeds on disposal of facilities		-	-	-	49	49	-	-	-	-	-

Cash used in investment activities		(264)	(550)	(467)	(864)	(2,145)	(328)	(630)	(439)	(879)	(2,276)

Financing activities
Net issues (repayments) of debt		(145)	313	141	(197)	112	3	886	262	(284)	867
Common Shares issued on exercise of stock options		6	5	9	24	44	5	41	1	3	50
Repurchase of Common Shares		(100)	(383)	(422)	(366)	(1,271)	(103)	(729)	(520)	(479)	(1,831)
Shares repurchased for tax withholdings on vesting of equity awards		-	-	-	(11)	(11)	-	(2)	(4)	(10)	(16)
Contributions to subsidiaries by non-controlling interests		-	10	-	-	10	-	4	-	-	4
Dividends paid to non-controlling interests		-	(7)	(26)	(5)	(38)	-	(30)	-	(39)	(69)
Dividends paid		(105)	(101)	(99)	(95)	(400)	(118)	(115)	(109)	(106)	(448)

Cash provided from (used for) financing activities		(344)	(163)	(397)	(650)	(1,554)	(213)	55	(370)	(915)	(1,443)
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		11	3	1	9	24	10	(31)	(10)	(5)	(36)
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the period		(140)	(152)	19	(56)	(329)	46	(139)	257	(201)	(37)
Cash, cash equivalents and restricted cash equivalents, beginning of period	4	1,168	1,028	876	895	1,168	839	885	746	1,003	839
Cash, cash equivalents and restricted cash equivalents, end of period		1,028	876	895	839	839	885	746	1,003	802	802

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

Note 1:	REVENUE RECOGNITION ADOPTION
	On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers using the full retrospective transition method. The figures presented have been adjusted primarily as a result of the change in accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue and a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

Note 2:	NON-GAAP MEASURES
	The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Gross margin as a percentage of sales, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies. Other expense (income), net consists of:

		2017					2018
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Unrealized gain on investment revaluation	-	-	-	-	-	-	(56)	-	-	(56)
	Restructuring charges	6	3	2	18	29	3	17	2	23	45
	Impairment charges	-	-	-	81	81	-	-	-	74	74
	Gain on formation of a new venture	-	-	-	(45)	(45)	-	-	-	-	-
	Gain on sale of investment	-	-	-	(26)	(26)	-	-	-	-	-

		6	3	2	28	39	3	(39)	2	97	63

	2017
	Q1	In Power & Vision, the Company recorded $6 million of restructuring charges.
	Q2	In Power & Vision, the Company recorded $3 million of restructuring charges.
	Q3	In Power & Vision, the Company recorded $2 million of restructuring charges.
	Q4	In Power & Vision, the Company recorded $3 million of restructuring charges, $17 million impairment charge on investment. In Body Exteriors & Structures, the Company recorded $64 million impairment charges of fixed assets and $15 million of restructuring charges. In Seating Systems, the Company recorded a gain of $45 million related to the formation of a new venture. In Corporate, the Company recorded a gain of $26 million on the sale of investment.
	2018
	Q1	In Power & Vision, the Company recorded $3 million of restructuring charges.
	Q2	In Power & Vision, the Company recorded $12 million of restructuring charges. In Body Exteriors & Structures, the Company recorded $5 million of restructuring charges. In accordance with the requirements of ASU 2016-01, the Company remeasured its private equity investments at fair value, resulting in a $56 million unrealized gain in Corporate.
	Q3	In Power & Vision, the Company recorded $2 million of restructuring charges.
	Q4	In Power & Vision, the Company recorded $60 million impairment charge on investment and $3 million of restructuring charges. In Body Exteriors & Structures, the Company recorded $14 million impairment charges of fixed assets and $20 million of restructuring charges.

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

A reconciliation of Net income to Adjusted net income and Diluted earnings per share to Adjusted diluted earnings per share is as follows:

	2017					2018
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	[As Adjusted - Note 1]

Net income attributable to Magna International Inc.	577	548	512	559	2,196	660	626	554	456	2,296
Exclude:
Impairment charges	-	-	-	81	81	-	-	-	71	71
Restructuring charges	6	3	2	14	25	3	17	2	21	43
Unrealized gain on investment revaluation	-	-	-	-	-	-	(53)	-	-	(53)
Reassessment of deferred tax balances - FP&C [a]	-	-	-	-	-	-	-	(21)	-	(21)
Gain on formation of a new venture	-	-	-	(34)	(34)	-	-	-	-	-
Gain on sale of investment	-	-	-	(26)	(26)	-	-	-	-	-
US tax reform	-	-	-	(23)	(23)	-	-	-	11	11
Adjustment to tax valuation allowance [b]	-		-	-	-	-	-	-	(17)	(17)
						-				-
Adjusted net income attributable to Magna International Inc.	583	551	514	571	2,219	663	590	535	542	2,330

Diluted earnings per share	$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	1.77	1.62	$ 1.37	$ 6.61
Exclude:
Impairment charges	-	-	-	0.22	0.22	-	-	-	0.22	0.21
Restructuring charges	0.02	0.01	0.01	0.04	0.06	0.01	0.05	-	0.06	0.12
Unrealized gain on investment revaluation	-	-	-	-	-	-	(0.15)	-	-	(0.15)
Pension settlement	-	-	-	-	-	-	-	-	-	-
Reassessment of deferred tax balances - FP&C [a]	-	-	-	-	-	-	-	(0.06)	-	(0.06)
Gain on formation of a new venture	-	-	-	(0.09)	(0.09)	-	-	-	-	-
Gain on sale of investment	-	-	-	(0.07)	(0.07)	-	-	-	-	-
US tax reform	-	-	-	(0.06)	(0.06)	-	-	-	0.03	0.03
Adjustment to tax valuation allowance [b]	-	-	-	-	-	-	-	-	(0.05)	(0.05)

Adjusted diluted earnings per share	$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71

[a] Reassessment of deferred tax balances relating to timing differences that will reverse upon closing of the sale of the global Fluid Pressure & Controls ("FP&C") business expected to occur in the first quarter of 2019.
[b] During the fourth quarter, the Company released $17 million of the valuation allowance in India.

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

Note 3:	SEGMENTED INFORMATION

	In December 2017, the Company announced a realignment of its management structure along product lines. As a result, beginning with the first quarter of 2018, the Company changed its segments to align with the way its business is now managed. Results for 2017 under the new reporting segments are as follows:
		2017					2018
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures Group	[As Adjusted - Note 1]
	Total sales	4,167	4,109	4,004	4,333	16,613	4,619	4,551	4,180	4,177	17,527
	Adjusted EBIT	349	337	306	354	1,346	340	385	322	351	1,398
	Adjusted EBIT as a percentage of total sales	8.4%	8.2%	7.6%	8.2%	8.1%	7.4%	8.5%	7.7%	8.4%	8.0%

	Power & Vision
	Total sales	2,963	2,892	2,830	2,944	11,629	3,190	3,197	2,947	2,987	12,321
	Adjusted EBIT	328	266	267	322	1,183	358	299	258	253	1,168
	Adjusted EBIT as a percentage of total sales	11.1%	9.2%	9.4%	10.9%	10.2%	11.2%	9.4%	8.8%	8.5%	9.5%

	Seating Systems
	Total sales	1,335	1,367	1,217	1,305	5,224	1,470	1,424	1,219	1,435	5,548
	Adjusted EBIT	116	117	95	106	434	130	116	69	110	425
	Adjusted EBIT as a percentage of total sales	8.7%	8.6%	7.8%	8.1%	8.3%	8.8%	8.1%	5.7%	7.7%	7.7%

	Complete Vehicles
	Total sales	527	869	938	1,213	3,547	1,660	1,280	1,391	1,687	6,018
	Adjusted EBIT	6	15	17	28	66	19	1	24	24	68
	Adjusted EBIT as a percentage of total sales	1.1%	1.7%	1.8%	2.3%	1.9%	1.1%	0.1%	1.7%	1.4%	1.1%

	Corporate and other
	Intercompany fees	(92)	(97)	(125)	(111)	(425)	(147)	(172)	(119)	(149)	(587)
	Adjusted EBIT	19	23	20	3	65	28	2	26	(8)	48

	Total
	Total sales	8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827
	Adjusted EBIT	818	758	705	813	3,094	875	803	699	730	3,107
	Adjusted EBIT as a percentage of total sales	9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2017					2018
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q

	Cash and cash equivalents	(831)	(666)	(783)	(726)		(769)	(626)	(884)	(684)
	Restricted cash equivalents included in prepaid expenses	(197)	(210)	(112)	(113)		(116)	(120)	(119)	(118)
	Total cash, cash equivalents and restricted cash equivalents	(1,028)	(876)	(895)	(839)		(885)	(746)	(1,003)	(802)

Note 5:	COMPARATIVE FIGURES

	Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.